SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 13, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of April 13, 2005

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Renewals at 1 April confirm SCOR’s expansion in Asia

Non-Life treaties in Japan and Korea (72% of the 2004 Asia-Pacific zone Property & Casualty treaties) were up for renewal at 1 April 2005. Following very satisfying renewals in China on 1 January, these 1 April renewals are another mark of the SCOR Group’s expansion in Asia, with a 4.2% increase (+5.4% excluding foreign exchange impact) in expected premiums, in line with the objectives of the Moving Forward plan. These renewals have been marked by selective underwriting — particularly on natural catastrophe risks, where prices are nonetheless sharply increasing — and higher cedant retention.

In Japan, expected premiums amount to EUR 46 million, demonstrating relative stability despite a negative foreign exchange impact. Excluding foreign exchange impact, expected premiums are up by 3.1%. Catastrophe premium rates are increasing sharply following a historically high frequency and level of claims in 2004. The Group has, however, remained very careful with regard to the quality of risks underwritten, selectively increasing its share of business but declining certain contracts that do not meet its profitability goals. Overall, the market is continuing its restructuring marked by a trend towards higher retention and the disappearance of certain programmes.

In Korea, where SCOR obtained a licence in 2004, expected premiums have risen by 18.1% to EUR 22 million, benefiting in part from a significant positive foreign exchange impact. These renewals reinforce the Group’s strong position in the second largest market in the zone. The renewals were marked by a clear expansion in proportional treaties, under conditions that met the Group’s profitability goals.

In India, SCOR increased its presence on the market, benefiting from the modernisation process of the Indian economy. The Group expects a 20% increase in its written premiums, whilst maintaining its rigorous profitability criteria.

Asia is one of the Group’s geographic development axes set out in the Moving Forward plan. The positive outlook for 2005 following these renewals is fully in line with this objective. The Group is continuing the redeployment of its resources.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.